SECUR 13026006 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 5653

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coughlin and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E 19th Ave, Suite 700
(No. and Street)

Denver (City) CO (State) 80203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dave Sjerven (303) 866-9987
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EKS&H LLLP
(Name – *if individual, state last, first, middle name*)

7979 E Tufts Ave, Suite 400 (Address) Denver (City) CO (State) 80237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Sjerven, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coughlin and Company, Inc., as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH L. BLATTER NOTARY PUBLIC STATE OF COLORADO

My Commission Expires March 30, 2014

Deborah L Blatter
Notary Public

Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUGHLIN AND COMPANY, INC.

Financial Statement
and
Independent Auditors' Report
September 30, 2013

EKS&H

AUDIT | TAX | CONSULTING

This report is deemed **A PUBLIC DOCUMENT** in accordance with Rule 17a-5(c)(3)

COUGHLIN AND COMPANY, INC.

Table of Contents

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

REPORT ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of financial condition of Coughlin and Company, Inc. as of September 30, 2013, and the related notes to the financial statement.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENT

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coughlin and Company, Inc. as of September 30, 2013, in accordance with accounting principles generally accepted in the United States of America.

EKS+H LLLP

EKS&H LLLP

December 12, 2013
Denver, Colorado

COUGHLIN AND COMPANY, INC.

Statement of Financial Condition
September 30, 2013

Assets

Assets	
Cash	$ 962,191
Cash segregated under Rule 15c3-3	5,007
Deposit with clearing organization	49,706
Accounts receivable	1,209
Marketable securities owned	230,112
Note receivable	50,000
Property and equipment, net	9,338
Cash surrender value of life insurance policies	528,149
Note receivable, related party	206,500
Prepaid and miscellaneous other	79,486
Total assets	$ 2,121,698

Liabilities and Stockholders' Equity

Liabilities	
Accounts payable and accrued liabilities	$ 50,357
Due to stockholder	330,561
Total liabilities	380,918
Commitments and contingencies	
Stockholders' equity	
Common stock, $1 par value; 100,000 shares authorized; 19,988 shares issued and outstanding	19,988
Retained earnings	1,720,792
Total stockholders' equity	1,740,780
Total liabilities and stockholders' equity	$ 2,121,698

See notes to financial statement.

COUGHLIN AND COMPANY, INC.

Notes to Financial Statement

Note 1 - Description of Business and Summary of Significant Accounting Policies

Coughlin and Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a full-service brokerage house that comprises several classes of service, including investment transactions and investment banking. The Company acts as an introducing broker and uses the services of an unaffiliated brokerage firm ("clearing broker") to provide security clearance services and customer account maintenance. Pursuant to its agreement with the clearing broker, the Company is liable for amounts uncollected from customers introduced by the Company. The Company services a diverse group of institutional and individual investors throughout the United States.

A significant portion of the Company's activities are derived from affiliations with various related parties. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statement. The financial position of the Company could vary significantly had the Company operated independently.

Cash

The Company maintains cash positions with financial institutions. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Key Employee Insurance

The vested cash surrender values of Company-owned life insurance policies are included in the statement of financial condition as an asset. There were no loans outstanding against such policies as of September 30, 2013. The Company has the ability to draw on the cash surrender value of life insurance. Any outstanding draws on cash surrender value would offset insurance death benefit proceeds in case of death of the insured.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided by accelerated methods over estimated useful lives of three to five years.

Property and equipment consist of the following:

Furniture and equipment	$ 134,184
Autos	37,823
Less accumulated depreciation	(162,669)
Total	$ 9,338

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and securities owned. The Company places its cash with what management believes are quality financial institutions. Securities owned consist primarily of government securities, corporate bonds, and municipal bonds. Management continually monitors the financial condition of customers and others from whom the Company has recorded receivables to reduce the risk of non-collection.

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company must recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, the Company is required to make many subjective assumptions and judgments regarding income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to its subjective assumptions and judgments. Management has reviewed current tax positions and does not deem it necessary to make a provision for uncertain tax positions.

Interest and penalties associated with tax positions are recorded in the period assessed. No interest or penalties have been assessed as of September 30, 2013. The Company's returns for tax years subject to examination by tax authorities include 2009 and 2010 through the current period for state and federal tax reporting purposes, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in the valuations when available. The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Company's significant market assumptions. The three levels of the hierarchy are as follows:

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that the Company has the ability to access;

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data; or

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect the Company's own assumptions about the inputs that market participants would use.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company considers its investment in marketable securities and non-marketable securities, at fair value, to fall within the Level 1, 2, and 3 fair value hierarchy. The marketable securities are comprised of government securities and corporate and municipal bonds. The non-marketable securities were comprised of private placement corporate bonds with no ready market.

Government securities are comprised of United States mortgage-backed securities. The Company values the mortgage-backed securities based on observable market prices based on the last sales price on the measurement date, or, if no sales occurred on such dates, the close of business bid date.

Corporate and municipal bonds are valued based on trades of the bonds within a publicly observable marketplace. The corporate bond market is based on bond spreads. If the spread data does not reference the issuer, then data that references a comparable issuer is used. The municipal bond market is based on negotiated contracts between parties rather than exchange transactions. The determination of pricing for bonds can be determined through review of transactions involving the specified bond or a similar bond.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value Accounting (continued)

The following assets are measured at fair value on a recurring basis as of September 30, 2013:

Description	Level 1	Level 2	Level 3	Total
Government securities	$ -	$ 19,512	$ -	$ 19,512
Corporate bonds	-	150,000	-	150,000
Municipal bonds	-	60,600	-	60,600
Total	$ -	$ 230,112	$ -	$ 230,112

Level 3 Changes

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended September 30, 2013:

Non-marketable securities	Private Placement Corporate Bonds
Balance, beginning of year	$ 44,000
Gains	12,321
Purchases	-
Issuances, settlements	(56,321)
Balance, end of year	$ -

Note 2 - Other Assets

Other assets consist of the following as of September 30, 2013:

Deferred tax asset	$ 19,507
Prepaid and miscellaneous other	59,979
	$ 79,486

Note 3 - Notes Receivable

Notes receivable consist of the following as of September 30, 2013:

Unsecured note receivable with interest at 4.00% per annum. The note, including principal and any accrued interest, is due on September 3, 2014.	$	50,000
Unsecured subordinate note receivable from a related party with monthly interest payments at 15.25% per annum. The note, including principal and any accrued interest, is due on January 30, 2019.	$	206,500

Note 4 - Commitments and Contingencies

Operating Leases

The Company leases office space through December 31, 2013 from an entity owned by officers and stockholders of the Company. The Company also leases equipment through November 8, 2017.

Future minimum lease payments under these leases are approximately as follows:

Year Ending September 30,		
2014	$	21,000
2015		3,000
2016		3,000
2017		3,000
2018		500
	$	30,500

Note 5 - Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") covering substantially all full-time and salaried employees. Participants may make voluntary contributions to the Plan. Company contributions to the Plan are made at the discretion of the Board of Directors.

Note 6 - Income Taxes

Deferred tax assets and liabilities related to the Company's operations are comprised of the following:

Federal and state net operating loss carryforwards	$	18,100
Others		1,407
Net deferred tax asset	$	19,507

Note 6 - Income Taxes (continued)

The net deferred tax asset is included in other assets on the statement of financial condition.

For income tax purposes, the Company has available at September 30, 2013 unused operating loss carryforwards of approximately $68,700 for state income tax purposes, which may be applied against future taxable income. The carryforwards begin to expire in 2027 for state income tax purposes.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change that cause a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income. As of September 30, 2013, the Company determined a valuation allowance was not required.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of 5% of combined aggregate debit balances, as defined, or 120% of the minimum net capital requirement. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $1,386,725, which was $1,136,725 in excess of required minimum net capital of $250,000, and $1,086,725 in excess of alternative minimum net capital.

Note 8 - Subsequent Events

The Company has evaluated all subsequent events through the auditors' report date, which is the date the financial statement was available for issuance. There were no material subsequent events that required recognition or disclosure in the financial statement.

EKS&H
AUDIT | TAX | CONSULTING

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2521
P: 303-740-9400
F: 303-740-9009
www.EKSH.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors and Stockholders
Coughlin and Company, Inc.
Denver, Colorado

In planning and performing our audit of the financial statement of Coughlin and Company, Inc. (the "Company"), as of September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Board of Directors and Stockholders
Coughlin and Company, Inc.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

Board of Directors and Stockholders
Coughlin and Company, Inc.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

EKS&H LLLP

EKS&H LLLP

December 12, 2013
Denver, Colorado